TRANSFINANCIAL HOLDINGS, INC.
                                                  THIRD QUARTER 1997
                                                  REPORT TO SHAREHOLDERS

Our third quarter highlights included continued improvement in profitability compared to 1996 by Crouse Cartage Company ("Crouse"), TransFinancial's general commodities motor carrier, and Universal Premium Acceptance Corporation ("UPAC"), TransFinancial's insurance premium finance operation. For the third quarter of 1997, TransFinancial increased net income to $569,000, or $0.09 per share, on operating revenues of $35.2 million, compared to net income of $505,000, or $0.08 per share on operating revenues of $30.0 million for the third quarter of 1996.
Crouse earned operating income of $989,000 on revenues of $33.3 million in third quarter 1997, compared to operating income of $981,000 on revenues of $27.9 million for third quarter 1996. This improvement was principally the result of a 15% increase in less-than-truckload ("LTL") tons handled. In addition, Crouse achieved a 7.0% increase in revenue yield on LTL freight through the combination of a reduction in average shipment size due to the Teamster strike against UPS, a general rate increase, negotiated increases in contracted rates and the implementation of fuel surcharges. These improvements in revenues were offset in part by increased insurance and claims costs due to accidents and cargo damage during the quarter, increased overtime pay incurred in connection with the transition to a new computer system and increased variable costs required to handle the volume of small parcel shipments moved for customers during the recent strike against UPS.
UPAC reported operating income of $208,000 on net finance charges, fees and other income earned of $1.9 million, compared to an operating loss of $14,000 on net finance charges, fees and other income earned of $2.1 for the third quarter of 1996. The primary factors contributing to the improved profitability were increased gain recognized on the sale of receivables through the new securitization agreement and the integrated administrative operations.
We believe each of our operating segments made important progress toward its strategic goals during the third quarter. Crouse continued to develop and increase its operations in its expansion markets while meeting the challenge of handling a substantial increase in small parcel shipments from existing customers during the recent Teamster strike against UPS. UPAC maintained its focus on providing superior customer service and increasing the productivity and efficiency of its operations.
Effective July 31, 1997, we acquired the exclusive lease and/or sale rights to equipment produced by, and a controlling interest in, a start-up venture in exchange for a $2.9 million capital contribution over two years. The venture owns rights to a proprietary, new technology for particle reduction. The venture intends to market equipment utilizing this technology to companies which would benefit from the use of sub-micron materials in their manufacturing processes. Capital contributions through September 30, 1997 total approximately $500,000. The initial phase of this venture will focus on continued research , product development, establishing sources of supply, recruiting and training personnel, developing markets and contracting for production. We expect this operation to incur initial operating losses during the remainder of 1997, and in 1998, which may be significant in relation to consolidated results of operations.
TransFinancial continues to maintain a strong balance sheet with cash and investments of $8.5 million, excluding an additional $6.7 million included in net assets of discontinued operations, and book value of $12.14 per share at September 30, 1997. TransFinancial acquired 224,000 shares in the first nine months of 1997 under its stock repurchase program.
                  Timothy P. O'Neil             William D. Cox
                  President                     Chairman
November 12, 1997

 "Safe Harbor" Statement under Private Securities Litigation Reform Act of 1995 The Company's 1997 outlook and all other statements in this report other than historical facts are forward-looking statements that involve risks and uncertainties and are subject to change at any time. The Company derives its forward-looking statements from forecasts which are based upon assumptions about many important factors such as the relationship of demand and capacity in the freight market, the performance of finance and insurance markets, prevailing short-term interest rates, the risks and uncertainties inherent in a start-up venture, general market conditions and competitive activities. While the Company believes that its assumptions are reasonable, it cautions that there are inherent difficulties in predicting the impact of certain factors, which could cause actual results to differ materially from anticipated results. These factors, as and when applicable, are discussed in the Company's filings with the Securities and Exchange Commission, in particular its most recent Form 10-Q.

                         TRANSFINANCIAL HOLDINGS, INC.
                     UNAUDITED SUMMARY FINANCIAL STATEMENTS
                     (in thousands, except per share data)

                       CONSOLIDATED STATEMENTS OF INCOME
        Third Quarter and Nine Months Ended September 30, 1997 and 1996

                                     Third Quarter            Nine Months

                                    1997        1996        1997       1996

Operating Revenues..............   $35,208     $30,041     $99,372    $ 83,604
Operating Expenses..............    34,342      29,332      96,507      82,275

Operating Income................       866         709       2,865       1,329
Nonoperating Income.............       181         297         611         931

Income Before Income Taxes......     1,047       1,006       3,476       2,260
Income Tax Provision............       478         501       1,571       1,040

Net Income......................   $   569     $   505     $ 1,905    $  1,220



Net Income Per Share............   $  0.09     $  0.08     $  0.30    $   0.18



Average Common Shares Outstanding    6,111       6,609       6,268       6,878




                          CONSOLIDATED BALANCE SHEETS
                                  09/30/97    12/31/96

             ASSETS

Cash and Short-Term Investments.   $ 8,535     $18,978
Finance Accounts Receivable, net    16,157      14,554
Freight Accounts Receivable, net    12,540       9,233
Other Current Assets............    10,781      10,153

  Total Current Assets..........    48,013      52,918
Operating Property, net.........    30,634      23,390
Intangible and Other Assets.....     9,847      10,504

                                   $88,494     $86,812




  LIABILITIES AND SHAREHOLDERS' EQUITY


Total Current Liabilities.......   $12,260     $11,048
Deferred Income Taxes and
  Other Liabilities.............     2,468       1,203
Shareholders' Equity............    73,586      74,561

                                   $88,494     $86,812




TransFinancial Holdings, Inc., 8245 Nieman Road, Suite 100, Lenexa, Kansas 66214
                                 (913) 859-0055